SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

International market and foreign exchange rate boost Braskem’s results

Resin exports were 43% higher than in the same period last year

HIGHLIGHTS:

▶  The dynamics of the international market and the new foreign exchange level were favorable in 3Q15 and once again supported stronger sales in the overseas market. Braskem's resin exports totaled 454 kton, increasing 22% and 43% from 2Q15 and 3Q14, respectively. Exports of main basic petrochemicals amounted to 482 kton, up 35% and 19% from 2Q15 and 3Q14, respectively.

▶  In the United States and Europe, the average capacity utilization rate of the PP plants was 97%, even with the scheduled maintenance shutdown at the Schkopau Unit in Germany. For the second consecutive quarter, the international unit posted record-high PP sales volume, of 502 kton, a growth of 2% and 7% from 2Q15 and 3Q14, respectively, driven by the good operating performance and improvement in the U.S. economy.

▶  Braskem remains focused on its commitment to diversify and improve the competitiveness of its feedstock profile and, in this context, the construction on the petrochemical complex in Mexico lead by the controlled company Braskem Idesa, reached 98% completion with progress made on the pre-commissioning activities. On Sept. 8, the project received the sixth and last disbursement of the project finance of US$24 million, equivalent to R$90 million.

▶  In 3Q15, Brazilian demand for thermoplastic resins (PE, PP, PVC) amounted to 1.2 million tons, down 11% from the same period last year. Compared to 2Q15, volume remained virtually stable, increasing 1%. Braskem’s sales amounted to 866 kton in the quarter.

▶  In 3Q15, Braskem's average cracker utilization rate stood at 92%, in line with the previous quarter and up 2 p.p. from 3Q14. The good operating performance, especially at the Triunfo cracker, offset the lower feedstock supply at the Rio de Janeiro complex. Excluding the feedstock supply issues at this site, the utilization rate stood at 95%.

▶  Braskem’s strategy remains centered on strengthening its competitiveness by rolling out its cost reduction program and prioritizing investments in HSE and in capturing operating efficiency and productivity gains.

▶  Braskem posted an EBITDA of R$3,044 million. The increase from 2Q15 is explained by (i) the 15% average Brazilian currency depreciation; (ii) better basic petrochemical spreads in the international market; (iii) a good operating performance; and (iv) higher sales volume in the domestic market combined with higher exports. In U.S. dollar, EBITDA was US$870 million, 2% higher than the previous quarter.

▶  Net income in the quarter came to R$1,482 million. If hedge accounting had not been adopted, the Company would have posted a net loss of R$3,294 million due to the 28% Brazilian currency depreciation from the previous quarter.

▶  Braskem's leverage, as measured by the ratio of Net Debt to EBITDA in U.S. dollar, stood at 2.05 times, which is the lowest level of the last nine years and 10% lower from 2Q15 and 24% from 3Q14. In this context, in September, Fitch Ratings reaffirmed Braskem's rating on the global scale of "BBB-" with a "stable" outlook.

Innovation & Sustainability

▶  Braskem was included for the fourth consecutive year as part of the Dow Jones Sustainability Index Emerging Markets.

▶  The Braskem LABS Program, that provides incentives to startups for the development of innovative solutions using plastics, selected 19 initiatives for the next stage, with focus on solutions for education, energy, sanitation and agribusiness sectors.

▶  Braskem is the new sponsor of the Brazilian Parathletics team and the runner Alan Fonteles. At the Pan American Games held in Toronto in August 2015, Brazil ranked first in the overall medal count and the athletics was responsible for 80 out of 257 medals won by Brazil in this historic campaign.

EXECUTIVE SUMMARY

The recovery of economic activity in developed countries has been partially offsetting the weaker performance of emerging countries. The U.S. economy grew at an annualized rate of 1.5% in 3Q15, according to preliminary data. Europe and Japan also are showing signs of economic stability, with the IMF projecting GDP growth rates of 1.5% and 0.6% respectively, according to its report released in October. In China, the economy expanded 6.9% in 3Q15, below market expectations.

In Brazil, economic activity continued to deteriorate. August data for the central bank's Economic Activity Index (IBC-Br) points to a contraction of 1% in 3Q15. The same report points to an accumulated contraction of 3.0% until August when compared to the same period last year. The sharp slowdown in key sectors of the economy, such as services, construction and infrastructure, continues to reduce household consumption, increase unemployment, lower income levels and consequently weigh on investments.

Naphtha, the main feedstock used by the petrochemical industry, continued to follow the oil market trend, with an average price in 3Q15 of US$429/ton, down 20% on the prior quarter. The current level of naphtha prices supports a partial recovery in the competitiveness of naphtha-based crackers compared to gas-based crackers. In the case of crude oil, the Brent price of US$50/bbl was pressured by global production data and the confirmation of high oil reserves in the United States.

Compared to the previous quarter, spreads1 of thermoplastic resins2 fell by 6%. However, the trend was inverse in the case of basic petrochemical3 spreads, which increased by 13%.

Brazilian demand for thermoplastic resins in 3Q15 came to 1,219 kton, virtually stable compared to 2Q15 (up 1%). Compared to 3Q14, demand contracted 11%, reflecting the deterioration in Brazil's macroeconomic scenario and the consequent contraction in demand of durable and non-durable goods sectors. In the nine-month period of 2015, Brazilian demand was 3,849 kton, down 5% from 9M14, mainly impacted by the automotive and construction sectors.

Braskem’s sales in Brazil increased 9% on the prior quarter to 866 kton. In 9M15, domestic sales reached 2,612 kton, down 4% from 9M14.

The dynamics of the international market and the new level of the foreign exchange rate remained favorable in 3Q15 and once again supported strong sales in the export market. Braskem's resin exports came to 454 kton, advancing 22% and 43% on 2Q15 and 3Q14, respectively. Exports of key basic petrochemicals came to 482 kton, up 35% and 19% from 2Q15 and 3Q14, respectively.

In the United States & Europe, the average capacity utilization rate of the PP plants stood at 97% in 3Q15. Note that this high rate was achieved despite the scheduled maintenance shutdown at the Schkopau Unit in Germany. The high rates posted in the past few quarters demonstrate the efforts in recent years to capture operating efficiency gains and improve the reliability of assets, as well as the priority given to producing the most productive grades. Total production volume in this quarter was 491 kton. Once again, the unit posted record-high PP sales, of 502 kton, an increase by 2% from 2Q15.

Braskem’s EBITDA came to R$3,044 million. The increase from 2Q15 is due to (i) a 15% average Brazilian currency depreciation; (ii) better basic petrochemical spreads in the international market; (iii) a good operating performance; and (iv) higher sales volume in the domestic market combined with higher exports. In U.S. dollar, EBITDA was US$870 million, 2% higher than the previous quarter.

In 9M15, Braskem posted EBITDA of US$2,227 million, up 20% from 9M14. In Brazilian reais, EBITDA amounted to R$7,138 million, increasing by 67% from 9M14, mainly explained by (i) 38% average Brazilian real depreciation; (ii) better thermoplastic resin spreads in the international market; and (iii) higher volume of exports and sales at the international unit.

In this context, net income amounted to R$1,482 million in 3Q15. If hedge accounting had not been adopted, the Company would have posted a net loss of R$3,294 million in 3Q15. In 9M15, the net loss would have been R$4,422 million.

1 Difference between the price of petrochemicals and the price of naphtha.

2 65% PE (USA), 25% PP (Asia) and 10% PVC (Asia).

3 80% ethylene and propylene, 20% BTX (base Europe).

On Sept. 30, 2015, Braskem’s net debt stood at US$5,706 million, down 3% from the balance at the end of the second quarter. The reduction in the net debt combined with the increase in the EBITDA in the last 12 months led financial leverage, as measured by the ratio of Net Debt to EBITDA in U.S. dollar, to decline from 2.27x to 2.05x, which is the lowest level of the last nine years.

Braskem, in line with its strategy to reduce costs, continues to implement the program on 11 work fronts, which include enhancing processes and optimizing scope and structure, for a potential recurring annual savings of R$ 400 million, to be fully captured by 2017. For 2015 and 2016, the expectation is to capture recurring savings of approximately R$80 million and R$320 million, respectively.

Maintaining Braskem’s commitment to its sustainability strategy, Braskem Labs Program continued to provide incentives to startups for the development of innovative solutions using plastics, selecting 19 initiatives for the next stage, focusing on solutions for education, energy, sanitation and agribusiness sectors.

Braskem was included for the fourth straight year as part of the Dow Jones Sustainability Index Emerging Markets, the sustainability index for emerging markets of the New York Stock Exchange.

Braskem also is the new sponsor of the Brazilian Parathletics team and the runner Alan Fonteles. Athletics is one of Brazil's leading sports in terms of winning medals. At the Pan American Games held in Toronto in August 2015, Brazil figured first in the overall medal count and the sport was responsible for 80 out of 257 medals won by Brazil in this historic campaign.

PERFORMANCE

▶  Net Revenue

In 3Q15, Braskem’s consolidated net revenue was US$3.7 billion, down 2% from 2Q15. In Brazilian real, net revenue was R$13.2 billion, increasing 14%, mainly impacted by the 15% average Brazilian real depreciation in the period. Excluding naphtha/condensate resale from the analysis, net revenue in the quarter decreased by 3% in U.S. dollar and increased by 12% in Brazilian real.

Compared to 3Q14, consolidated net revenue in U.S. dollar decreased 28%, reflecting the lower petrochemical prices in the international market due to the new price scenario of crude oil and naphtha, the main feedstock used by the industry. In Brazilian real, net revenue grew by 12%, with an average Brazilian real depreciation of 56% in the period, offsetting the lower prices in the international market.

Overseas revenue ex-resale of naphtha and condensate amounted to US$1.6 billion, advancing 2% when compared to the prior quarter, driven mainly by a growth of export volume of 22% in the case of resins and 35% in the case of key basic petrochemicals. Compared to 3Q14, overseas revenue ex-resale decreased 20%, reflecting the lower prices of resins and basic petrochemicals in the international market, as explained above.

In 9M15, Braskem's consolidated net revenue was US$11 billion, down 27% from the same period last year. In Brazilian real, net revenue was R$35 billion, increasing 2%. The reduction in international petrochemical and resin prices due to lower crude oil and naphtha prices was partially offset by the increase in total sales volume and the 38% average Brazilian real depreciation between the periods. Excluding naphtha/condensate resale from the analysis, net revenue in the quarter decreased by 28% in U.S. dollar and was stable in Brazilian real.

On the same basis, in 9M15, overseas revenue came to US$4.3 billion, down 21% on 9M14, also influenced by the lower average price of resins and basic petrochemicals in the international market.

Highlights by Segment

▶  Capacity utilization rate

Braskem's plants continued to operate at a high average utilization rate in 3Q15. The average cracker utilization rate was 92%, in line with the previous quarter and up 2 p.p. on the same quarter last year, reflecting the good operating performance at the Rio Grande do Sul complex, which was offset by the feedstock supply issues at the Rio de Janeiro complex.

The PP plants in Brazil operated at an average rate of 74%, down 10 p.p. from 2Q15, affected by the scheduled maintenance shutdown at the Rio de Janeiro site in July lasting around 20 days.

At the United States and Europe Business Unit, the average utilization rate of the PP plants was 97%, even with the scheduled maintenance shutdown at the Schkopau Unit in Germany carried out in August to October.

The PVC capacity utilization rate, of 74%, continues to suffer from weak resin demand in Brazil, which was impacted by the weaker demand on construction industry, its main market.

▶  Polyolefins

Brazilian market: the estimated market for polyolefins (PE and PP) in 3Q15 was 953 kton, up 1% from 2Q15. Compared to 3Q14, demand contracted by 9%, mainly due to the deterioration in Brazil's macroeconomic scenario and the consequent contraction in demand from the durable and non-durable goods sectors.

In 9M15, demand amounted to approximately 3.0 million tons, down 3% from 9M14.

Production: production volume in the quarter was approximately 1,053 kton, down 4% from 2Q15, mainly due to the scheduled maintenance shutdown on one of the PP lines at the Rio de Janeiro site, as explained above. Compared to 3Q14, production volume decreased by 1%.

Domestic sales: Braskem’s sales amounted to 730 kton, increasing 9% from 2Q15. Compared to 3Q14, sales volume declined by 5%, in line with the market trend. Market share stood at 77%, expanding 6 p.p. on the previous quarter.

Export sales: export sales volume amounted to 405 kton, up 10% from 2Q15, mainly reflecting the ongoing sale opportunities in the overseas market. Compared to 3Q14, export sales increased by 28%.

In 9M15, production volume was 3,152 kton, up 5% on the same period of 2014. Braskem’s domestic sales of polyolefins contracted 1% to 2,200 kton. Meanwhile, export sales came to 1,032 kton, up 30% on 9M14.

▶  Vinyls

Brazilian market: in 3Q15, estimated PVC consumption amounted to 266 kton, increasing 1% from 2Q15. Compared to 3Q14, the PVC market contracted 17%, explained by the continued weak performance of the construction industry, the resin's main market.

In 9M15, PVC demand was 829 kton, down 11% from the same period of 2014, also reflecting the poor performance of the Brazilian economy.

Production: PVC production volume was 133 kton, up 2% from 2Q15 and down 22% from 3Q14. Caustic soda production volume was 115 kton, increasing 11% from 2Q15 and virtually in line with 3Q14.

Domestic sales: PVC sales in the domestic market amounted to 136 kton, advancing 12% from 2Q15. Compared to 3Q14, sales volume accompanied the market's weak performance and contracted 21%.

Caustic soda sales volume was 114 kton, up 6% from 2Q15. Compared to 3Q14, caustic soda sales volume decreased 6%, mainly explained by the weak performance of the aluminum industry.

Export sales: weaker domestic demand and continued depreciation in the Brazilian real supported strong growth in PVC exports, from 3 kton in 2Q15 to 49 kton in this quarter.

In 9M15, PVC production stood at 395 kton and PVC sales volume came to 464 kton, with market share of around 50%. In the case of caustic soda, production was 322 kton and domestic sales volume was 326 kton.

▶  Basic Petrochemicals

Ethylene production in 3Q15 amounted to 871 kton, in line with the previous quarter. Compared to 3Q14, when production was affected by the scheduled shutdown at the São Paulo cracker, production volume increased 3%.

Performance (tons)	3Q15	2Q15	3Q14	Change	Change	9M15	9M14	Change
BASIC PETROCHEMICALS	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)

Production
Ethylene	871,006	872,465	847,593	0%	3%	2,570,128	2,426,921	6%
Propylene	354,719	359,202	347,649	-1%	2%	1,060,660	983,405	8%
Butadiene	101,279	105,898	97,404	-4%	4%	299,313	276,533	8%
BTX*	271,985	265,769	275,846	2%	-1%	799,366	750,434	7%
BTX* - Benzene, Toluene, Orthoxylene and Paraxylene

Ethylene and propylene: the Company's sales amounted to 264 kton in 3Q15, up 8% from the previous quarter, mainly reflecting the ongoing capture of sales opportunities in the overseas market and the higher propylene sales volume in the domestic market due to the startup of the Basf acrylics complex in Camaçari, Bahia. Compared to 3Q14, sales volume advanced 3%.

Butadiene: sales volume amounted to 103 kton, up 4% on 2Q15, still explained by the stronger demand fueled by the product's low supply in the international market, given the scheduled and unscheduled shutdowns at certain crackers, particularly in Europe. Compared to 3Q14, sales volume increased 5%.

BTX: sales volume amounted to 255 kton, decreasing 5% from 2Q15. The decrease is explained mainly by the weaker domestic demand for benzene. Compared to 3Q14, sales volume contracted 6%.

Performance (tons)	3Q15	2Q15	3Q14	Change	Change	9M15	9M14	Change
BASIC PETROCHEMICALS	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)

Total Sales
Ethylene/Propylene	264,308	245,452	256,770	8%	3%	739,914	723,701	2%
Butadiene	102,689	99,027	97,962	4%	5%	294,127	278,836	5%
BTX*	254,889	269,371	270,604	-5%	-6%	781,734	738,949	6%
BTX* - Benzene, Toluene, Orthoxylene and Paraxylene

In 9M15, the production of main basic petrochemicals increased compared to 9M14. The main factors contributing to this performance were (i) the lack of scheduled maintenance shutdowns in the period; (ii) the higher operating efficiency; and (iii) the improvement in the global competitiveness of naphtha-based crackers due to lower crude oil prices. In this context, ethylene/propylene sales volume grew 2%. Meanwhile, BTX and butadiene sales volumes in 9M15 increased 6% and 5%, respectively, also influenced by stronger global demand.

▶  United States and Europe

Regional market: U.S. demand for PP was 2% lower than in 2Q15, following the normal seasonality of the region's summer vacation period. Compared to 3Q14, PP demand in the United States was 2% higher, benefitting from the recovery in the U.S. economy and the increased competitiveness of PP against substitute products. This increased competitiveness is due to the lower prices for propylene (feedstock for PP production) resulting from the product's oversupply in the market given the higher production by refineries. In Europe, PP demand in 3Q15 contracted 3% from the previous quarter. Compared to 3Q14, European demand increased 3%.

In 9M15, U.S. demand for PP grew around 6% from 9M14, while European demand grew 5%.

Production: production volume was 491 kton, down 3% from 2Q15, due to the scheduled shutdown at the unit in Germany. Compared to 3Q14, production volume was 9% higher. In addition to the recovery of the U.S. and European economies, production growth was also due to the implementation of measures to capture productivity gains, which includes identifying the most suitable products for each plant, optimizing each product’s production parameters (increasing the production speed of these products) and reducing bottlenecks in feedstock logistics to improve capacity utilization.

Sales: PP sales volume in the quarter was 502 kton, increasing 2% and 7% from 2Q15 and 3Q14, respectively. In both periods, the increases are mainly explained by the good performance of PP against substitute materials and the improvement in local economies.

Performance (tons)	3Q15	2Q15	3Q14	Change	Change	9M15	9M14	Change
UNITED STATES AND EUROPE	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Sales
PP	502,293	493,373	470,286	2	7%	1,455,944	1,408,978	3%

Production
PP	490,788	505,568	449,263	-3	9%	1,457,222	1,386,300	5%

In 9M15, production increased 5% from 9M14. Sales volume also grew in the period, by 3%, accompanying the higher supply and the improvement in the economic scenario, especially in the United States.

▶  Cost of Goods Sold (COGS)

Braskem's cost of goods sold (COGS) in 3Q15 amounted to R$10.0 billion, increasing 13% from 2Q15, explained mainly by the higher sales volume, which was partially offset by the lower propylene and propane prices in the international market. The average U.S. dollar appreciation of 15% between the periods generated a negative impact of R$1.3 billion. In U.S. dollar, COGS was US$2.8 billion, down 2%.

Braskem acquires around 70% of its naphtha feedstock from Petrobras, with the remainder imported from producers in North African countries and South America. The naphtha price reference for domestic supply (three-month moving average) stood at US$510/ton in 3Q15, up 2% from US$502/ton in 2Q15. The average ARA naphtha price (the price reference for imported naphtha) stood at US$429/ton in the quarter, down 20% from US$538/ton in 2Q15.

Regarding the average gas feedstock price, the Mont Belvieu price reference for ethane increased 4% from 2Q15 to US$19 cts/gal (US$141/ton). The price reference for propane, however, decreased 11% to US$40 cts/gal (US$211/ton). In the case of USG propylene, the average price reference was US$731/ton, decreasing 20% from the prior quarter.

Compared to 3Q14, COGS decreased 1%. The lower feedstock prices, reflecting the new level of crude oil prices, were partially offset by the higher total sales volume and by the average U.S. dollar appreciation.

In 9M15, COGS amounted to R$27.4 billion, decreasing 9% on the year-ago period. The higher sales volume and Brazilian real depreciation were offset by lower feedstock prices in the international market, as mentioned above. In U.S. dollar, COGS came to US$8.7 billion, down 34% from 9M14.

▶  Selling, General and Administrative Expenses

In 3Q15, Selling, General and Administrative Expenses amounted to R$654 million, increasing R$52 million from the prior quarter. Compared to 3Q14, SG&A expenses increased 3%. In U.S. dollar, SG&A expenses came to US$184 million, down 6% from 2Q15.

Selling Expenses amounted to R$294 million, up 13% from 2Q15, due to the higher total sales volume and the effect from exchange variation on expenses at the United States and Europe Business Unit. Compared to 3Q14, selling expenses declined 3%, due to lower storage and distribution costs.

General and Administrative Expenses amounted to R$360 million, increasing 5% from 2Q15, explained mainly by the annual increase in the health care plan and by the effect from exchange variation on dollar-denominated expenses. Compared to 3Q14, General and Administrative expenses increased 8%, influenced by the higher expenses with third-party services.

In 9M15, Selling, General and Administrative Expenses were R$1.9 billion, up 2% from 9M14, mainly explained by the higher expenses with payroll and third-party services. In U.S. dollar, SG&A expenses amounted to US$587 million, down 26% from 9M14.

▶  EBITDA

Braskem’s consolidated EBITDA4 in 3Q15 amounted to R$3,044 million, increasing 17% from 2Q15. EBITDA margin excluding naphtha/condensate resale stood at 25%, expanding 0.6 p.p. The main factors contributing to this performance were (i) the 15% average Brazilian real depreciation; (ii) the better basic petrochemical spreads in the international market; (iii) the good operational performance; and (iv) the higher sales volume in the domestic market combined with higher exports. These factors were partially offset by lower thermoplastic resin spreads in the international market. In U.S. dollar, EBITDA was US$870 million, 2% higher than the previous quarter.

Compared to 3Q14, EBITDA advanced 32% in U.S. dollar and 103% in Brazilian real. EBITDA growth was driven mainly by (i) the 56% Brazilian real depreciation between the periods; and (ii) the higher total sales volume.

4 EBITDA is defined as the net result in the period plus taxes on profit (income tax and social contribution), the financial result and depreciation, amortization and depletion. The Company opts to present adjusted EBITDA, which excludes or adds other items from the statement of operations that help improve the information on its potential gross cash generation.

EBITDA is used by the Company’s management as a measure of performance, but does not represent cash flow for the periods presented and should not be considered a substitute for net income or an indicator of liquidity. The Company believes that in addition to serving as a measure of operating performance, EBITDA allows for comparisons with other companies.  However, note that EBITDA is not a measure established in accordance with International Financial Reporting Standards (IFRS) and is presented herein in accordance with Instruction 527 issued on October 4, 2012 by the Securities and Exchange Commission of Brazil (CVM).

In 9M15, Braskem posted EBITDA of R$7,138 million, increasing 67% from 9M14. The better performance in relation to 9M14 is mainly explained by (i) the 38% average Brazilian real depreciation; (ii) better thermoplastic resin spreads in the international market; and (iii) higher volume of exports and sales at the international unit. In U.S. dollar, EBITDA in 9M15 amounted to US$2,227 million, increasing 20% from 9M14.

▶  Net Financial Result

The net financial result in 3Q15 was an expense of R$174 million, compared to an expense of R$616 million in the previous quarter.

Braskem holds net exposure to the U.S. dollar (more dollar-denominated liabilities than dollar-denominated assets). On Sept. 30, 2015, this net exposure was composed of (i) in operations, 80% of suppliers, which was partially offset by 59% of accounts receivable; and (ii) in the capital structure, 83% of net debt. Since its operating cash flow is heavily linked to the dollar, the Company believes that maintaining this level of net exposure to the dollar in liabilities acts as a natural hedge, which is in compliance with its Financial Management Policy. Virtually 100% of its revenue is directly or indirectly pegged to the variation in the U.S. dollar and approximately 80% of its costs are pegged to this currency.

Since Braskem regularly exports part of its production and aiming to better reflect exchange variation in its result, it designated, as of May 1, 2013, part of its dollar-denominated liabilities as hedge for its future exports (hedge accounting of exports).

The subsidiary Braskem Idesa, aiming to better reflect exchange variation in its profit and loss, decided, on Oct. 1, 2014, to designate the dollar-denominated liabilities related to the financing of the Mexico project, which adopts a project finance model in U.S. dollar, as hedge for its future sales, which will be made in the same currency.

As a result, the exchange variation arising from liabilities related to the project, which amounted to US$3.2 billion on Sept. 30, 2015, is temporarily recorded under shareholders’ equity and transferred to the income statement only when such sales occur, thus enabling the simultaneous recognition of the impact of the U.S. dollar on its liabilities and sales.

In this context, the effect from the 28% appreciation in the U.S. dollar5 on the consolidated net exposure generated a positive impact on the financial result of R$500 million.

Excluding the effects from exchange and monetary variation, the net financial result in 3Q15 was an expense of R$602 million, increasing by R$83 million from the expense in the prior quarter, which is mainly explained by the effect from exchange variation on the calculation of interest on dollar-denominated debt; which was partially offset by the growth in cash and equivalents associated with the higher returns on financial investments due to higher interest rates.

On the same basis, in 9M15, the net financial result was an expense of R$1,615 million, or R$142 million higher than in the same period last year, due to the effect from exchange variation on interest charges on dollar-denominated debt, transaction costs related to the renegotiation of short-term debt and higher borrowing costs in Brazilian real.

5 On Sept. 30, 2015, the Brazilian real/U.S. dollar exchange rate was R$3.9729/US$1.00.

The following table shows the composition of Braskem’s net financial result.

R$ million	3Q15	2Q15	3Q14	9M15	9M14

Financial Expenses	(1,141)	(663)	(1,087)	(2,996)	(2,187)
Interest Expenses	(505)	(326)	(348)	(1,253)	(924)
Monetary Variation (MV)	(100)	(90)	(76)	(275)	(239)
Foreign Exchange Variation (FX)	(285)	(16)	(373)	(752)	(232)
Net Interest on Fiscal Provisions	(14)	(15)	(47)	(38)	(105)
Others	(237)	(217)	(244)	(679)	(687)

Financial Revenue	967	47	455	1,618	517
Interest	136	20	82	306	187
Monetary Variation (MV)	28	33	16	100	39
Foreign Exchange Variation (FX)	785	(24)	348	1,163	235
Net Interest on Fiscal Credits	2	3	3	7	29
Others	16	16	6	42	27
Net Financial Result	(174)	(616)	(632)	(1,379)	(1,670)

R$ million	3Q15	2Q15	3Q14	9M15	9M14

Net Financial Result	(174)	(616)	(632)	(1,379)	(1,670)

Foreign Exchange Variation (FX)	500	(40)	(25)	410	3
Monetary Variation (MV)	(71)	(57)	(60)	(174)	(200)
Net Financial Result Excluding FX and MV	(602)	(519)	(547)	(1,615)	(1,472)

▶  Net Income

Braskem posted net income of R$1,482 million in the quarter and of R$2,740 million in 9M15. In both cases, the result benefitted from the good operational performance and from the adoption of hedge accounting, which better translates the effects from exchange variation on dollar-denominated liabilities to the Company's results.

If hedge accounting had not been adopted, the Company would have posted a net loss of R$3,294 million due to the 28% Brazilian real depreciation compared to 2Q15. In 9M15, this loss would have been R$4,422 million, due to the 50% Brazilian real depreciation in the period.

▶  Capital Structure and Liquidity

On Sept. 30, 2015, Braskem's consolidated gross debt6 stood at US$10.5 billion, which includes the debt from the Mexico project in the amount of US$3.2 billion. Since the Mexico Project is financed by a project finance structure in which the project’s debt is repaid exclusively using its own cash flow, it is not included for the purpose of analyzing the Company's debt and leverage ratio.

On this basis, Braskem's gross debt stood at US$7,312 million, in line with the balance on June 30, 2015. At the end of the period, 79% of gross debt was denominated in U.S. dollar.

6 As from 3Q15, the Company's gross debt calculation includes the net balance of derivative instruments.

Cash and equivalents amounted to US$1,634 million. Excluding the cash balance held by the controlled company Braskem Idesa, cash and equivalents amounted to US$1,605 million, increasing US$133 million from the prior quarter and with approximately 70% denominated in U.S. dollar. As a result, Braskem’s net debt decreased by 3% to US$5,706 million. In Brazilian real, net debt grew 25% to R$22,670 million, influenced by the 28% appreciation in the U.S. dollar7. At the end of the period, 83% of net debt was denominated in U.S. dollar.

In line with its strategy to maintain high liquidity and its financial health, the Company also maintains two stand-by credit facilities in the amounts of US$750 million and R$500 million, both of which mature in 2019. The Company's stand-by credit facilities do not include any restrictive covenants on withdrawals during times of Material Adverse Change (MAC Clause). Only prime banks with low default rates (credit default swap) and high credit ratings participated in the transactions.

The lower dollar-denominated net debt combined with the 8% EBITDA growth in the last 12 months supported improvement in financial leverage, as measured by the ratio of net debt to EBITDA in U.S. dollar, which ended the quarter at 2.05x, down 10% from 2Q15. In Brazilian real, this leverage ratio stood at 2.65x, increasing 2%.

On Sept. 30, 2015, the average debt term was 15.9 years, and considering only the portion of debt denominated in U.S. dollar, the average debt term was 19.3 years. The average debt cost on Sept. 30, 2015 was 6.07% in U.S. dollar and 11.09% in Brazilian real, compared to 6.19% and 9.87%, respectively, in the prior quarter.

7 On Sept. 30, 2015, the Brazilian real/U.S. dollar exchange rate was R$3.9729/US$1.00.

The following charts show Braskem’s gross debt by category and indexer.

The following chart shows the Company’s amortization schedule as of Sept. 30, 2015.

The Company's high liquidity ensures that its cash and cash equivalents cover the payment of obligations maturing over the next 35 months. Considering the stand-by credit facilities, this coverage is 45 months.

Risk rating

In September, Fitch Ratings reaffirmed Braskem's rating on the global scale of "BBB-" with a "stable" outlook. According to the rating agency, the reaffirmation of the rating and outlook was based on (i) its adequate credit metrics and strong liquidity position; (ii) the recovery in petrochemical spreads in the international market; and (iii) the depreciation in the Brazilian real.

CAPITAL EXPENDITURE:

In 9M15, Braskem invested[8] R$1,358 million.

Excluding Braskem’s contributions to the Mexico project from the analysis, total investment came to R$806 million. Of this amount, R$758 million, or approximately 90% of the total, was allocated to industrial operations, including the investments related to operating efficiency, HSE, productivity and maintenance. The remainder was allocated to other projects, such as the investment in UTEC production in La Porte, Texas (USA).

Braskem, in line with its portfolio management strategy, will invest around R$2 billion in 2015.

Excluding the Mexico project from the analysis, total investment projected for the year is R$1.3 billion.

Mexico Project

The Mexico Project, whose startup is expected by year-end, received investment of US$180 million or R$552 million in 9M15. The project’s estimated investment for 2015 is around US$300 million.

PIPELINE OF MAIN PROJECTS:

Consistent with its middle and long term strategy, Braskem focuses on investments that improve the competitiveness and diversification of its feedstock profile and strengthen its leadership in the Americas and in the biopolymers industry.

Project	Capacity (kton/y)	Investment
Ethylene XXI (integrated ethylene/PE project) Location: Coatzacoalcos, Mexico	1,050	US$5.2 billion

▪   JV between Braskem (75%) and Idesa (25%).

▪   Long-term contract (20 years) with PEMEX-Gás based on the Mont Belvieu gas price reference.

▪   In addition to gaining access to feedstock at attractive conditions, the project aims to meet the growing Mexican demand for PE of around 2 million tons, of which some 70% is currently supplied by imports.

▪   In October 2012, the Engineering, Procurement and Construction (EPC) contract was signed with a consortium for the complex’s construction formed by Odebrecht (40%), Technip (40%) and ICA Fluor (20%).

▪   Financed by a US$3.2 billion project finance structure that has already been fully disbursed:

o    SACE: US$600 million;

o    IDB and IFC: US$570 million A loan and US$700 million B loan;

o   Brazilian Development Bank (BNDES): US$623 million;

o    BancoMext and NAFIN: US$400 million;

o    EDC: US$300 million.

8 Includes the operating investments, maintenance shutdowns and spare parts of Braskem and its subsidiaries and the capital injections/contributions to the Mexico project.

▪  Construction: in 3Q15, the project's construction reached 98% completion. All engineering and procurement activities have been concluded.

▪  Major utility systems (steam generation, cooling water, fire-suppression system, filtered and demineralized water, air and nitrogen) are already operational and the entire logistics area was completed, with even the first lots of rail freight cars already delivered to the site.

▪  The investments in pipelines at fractionators required by PGP (a subsidiary of PEMEX) are already prepared to supply 100% of the project’s needs.

▪  The project's main focus for 4Q15 is on commissioning the plants (equipment and systems testing phase).

▪  In 9M15, Braskem Idesa received a refund of VAT tax in the amount of R$709 million related to the purchase of machinery and equipment for the project. The remaining balance of R$201 million should be refunded in the near term.

▪  Progress continues to be made on the pre-marketing activities, with the current client portfolio of Braskem Idesa already numbering around 340 clients and with a few sales agreements already closed. The Braskem Idesa team is preparing for the launch of the commercial phase.

▪  Priorities for 4Q15:

o  Commissioning: conclusion of cleaning the lines, and equipment and instrument testing;

o  Final preparation for the plant’s startup by end-2015;

o  Completion of negotiations with the export channels and logistics service providers to start sales of local production in 1Q16.

BRASKEM’S COMPETITIVE ADVANTAGES:

▶   Plastics Chain Competitiveness Incentive Plan (PICPlast)

The Plastics Chain Competitiveness Incentive Plan (PICPlast), created in partnership with the Brazilian Plastics Industry Association (Abiplast) to develop structural programs to promote the competitiveness and growth of the country's plastics manufacturing industry, registered the following highlights:

▪  New editions of the Exporting and Cost/Profitability Training Programs were held and supported 130 companies in five Brazilian states.

▪  The second Seminar on Plastic Solutions for Basic Sanitation was held in Porto Alegre, Rio Grande do Sul, which attracted 80 participants and covered the technical aspects of using plastics in the basic sanitation industry and reducing losses and costs, as well as demonstrations of applications.

▪  A total of 28 companies joined the Sector Fund to promote the advantages of plastic. Created in December 2014, the fund contemplates 307 companies, which directly support actions to promote the advantages of plastic and increase plastic recycling in Brazil.

▪  Participation in Concrete Show 2015, a trade fair that attracted more than 40 companies, with Braskem showcasing plastic solutions for the construction industry.

▶   VISIO Program

Braskem continues to make progress on its commitment to promote the development of its clients and to offer them special support. The highlights this quarter include:

▪   Seeking to bring knowledge and opportunities to plastics converters in Brazil’s Midwest. Braskem held workshops and courses in partnership with the Goiás State Plastic Materials Manufacturers Trade Union (SIMPLAGO). The initiatives included a training program on injection processes at the SENAI Ítalo Bologna College. The training program was administered by Braskem and had around 30 participants, who included members and students in the plastics vocational program.

▪   Seeking to improve its industrial processes, Graham, a Braskem client, identified the need to promote development of its professionals and received Braskem's support on training to solve technical issues and boosting productivity. The capacity-building program involved ten professionals from Graham.

▶   Sponsorship of the Brazilian Parathletics Team

Braskem is the new sponsor of the Brazilian Parathletics team and the runner Alan Fonteles. Athletics is one of Brazil's leading sports in terms of winning medals. At the Pan American Games held in Toronto in August 2015, Brazil figured first in the overall medal count and the sport was responsible for 80 out of 257 medals won by the country in this historic campaign.

Sustainable Development

Braskem continues to focus on strengthening its contribution to sustainable development. Its efforts in this area are structured along three main fronts: (i) increasingly sustainable Resources and Operations; (ii) increasingly sustainable Products; and (iii) Solutions for a more sustainable life. In this quarter, the most notable activities on these fronts were:

▪   Braskem was included for the fourth straight year as part of the Dow Jones Sustainability Index Emerging Markets, the sustainability index for emerging markets of the New York Stock Exchange.

▪   Braskem became a signatory to the Open Letter to Brazil on Climate Change drafted by Instituto Ethos and companies in the Climate Forum. The document proposes actions to foster the development of a competitive, responsible and inclusive low-carbon economy. Since 2008, Braskem has already reduced the intensity of its greenhouse gas emissions by 13%. In absolute terms, the Company avoided more than 4.4 million tons of CO2eq (greenhouse gases), which is equivalent to planting approximately 30 million trees in the period.

▪   As a signatory company and member of the LEAD group of the Global Compact, Braskem actively contributed to the formulation of the Sustainable Development Goals (SDGs) of the United Nations.

▪   Social Responsibility: seeking to develop and improve regions where Braskem operates, the company will donate more than 7,000 meters of PVC piping to the Municipality of Maceió. The material will be used in drainage works and to improve the water quality of the city’s beaches. The initiative not only strengths the local chemical and plastics chain, but also is aligned with Braskem’s belief and purpose of developing solutions to improve people’s lives in various areas.

Other Events

Claims

On March 11, 2015, Braskem became aware, in connection with statements made in legal proceedings against third parties, of claims of alleged undue payments in benefit of the Company in the feedstock supply agreements entered into with Petrobras between 2006 and 2012 ("Claims"). To the best of its knowledge, Braskem is not a defendant in any criminal or civil lawsuit in Brazil with regard to such Claims.

In light of such Claims, the Company proactively launched an internal investigation procedure ("Investigation"). Braskem hired law firms in Brazil and the United States with proven experience in similar cases to conduct the process.

Braskem has voluntarily communicated with the agencies regulating the capital markets in Brazil (Securities and Exchange Commission of Brazil – CVM) and in the United States (U.S. Securities and Exchange Commission – SEC and U.S. Department of Justice), keeping them informed of the investigation's progress.

Class actions

One class action suit was filed in the courts of the United States of America by Boilermaker-Blacksmith National Pension Trust (Lead Plaintiff). The Company hired a specialized U.S. firm and is awaiting the filing of the consolidated complaint in order to be formally notified and present its defense.

For additional information, see notes 20 (a) and 20 (b) of the Quarterly Information for the third quarter of 2015.

Incident at the Capuava Petrochemical Complex in Mauá, São Paulo

On Oct. 14, 2015, an incident occurred at the industrial unit located at the Capuava Petrochemical Complex located in Mauá in the ABC region of São Paulo.

All safety procedures were adopted, with the unit currently shutdown as a preventive measure. Braskem is still evaluating potential impacts.

OUTLOOK:

In October, the International Monetary Fund (IMF) revised downward, from 3.3% to 3.1%., its forecast for world GDP growth in 2015. The factors cited in the revision were the modest recovery in advanced economies and weaker growth in emerging economies.

The IMF also highlighted the economic slowdown in emerging countries, with weaker growth in countries such as China and recessions in countries such as Brazil and Russia. The IMF maintained its GDP growth forecast for China unchanged at 6.8%.

The risk factors associated with this scenario remain the higher volatility in financial markets, which could lead to a reversal in capital flows to developed countries. Turbulence in financial markets could also be exacerbated by the concern with China's growth potential, Greece's future in the euro zone and the impact of lower crude oil prices.

In Brazil, the GDP growth forecast for the year was once again revised downward, with the IMF expecting a contraction of 3% in 2015, due mainly to the country's macroeconomic fragility and budget uncertainties, which have led many companies to suspend their investments.

Due to Brazil's weak economic growth and the loss of competitiveness of its industrial sector, the federal government is expected to adopt structural measures to support a recovery in the industry's growth and investment. It is imperative that these efforts focus on improving all issues related to the supply and competitiveness of production inputs, such as feedstocks and electricity, and to worker qualification and labor productivity.

With regard to the international petrochemical industry, the near-term expectation is for spreads to remain at healthy levels. The points of attention remain related to geopolitical risks in the Middle East and North Africa and their impact on the dynamics of the oil market and on world GDP growth. This scenario is further exacerbated by the fluctuation in demand from China, a key global consumer of raw materials, and the recent negotiations to end the sanctions imposed on Iran, which could exert further downward pressure on oil prices.

Meanwhile, Braskem’s strategy remains centered on strengthening its business by (i) increasing the competitiveness of its feedstock matrix by reducing its cost and diversifying its profile; (ii) continuing to strengthen its relationships with Clients; (iii) supporting the development of Brazil’s petrochemical and plastics chain; (iv) pursuing higher operational efficiency; and (v) maintaining the company’s financial health and cost discipline.

In line with its strategy to reduce fixed costs, Braskem began implementing a program on 11 fronts, which includes enhancing processes and optimizing scopes and structures, for potential annual recurring savings of R$400 million, to be fully captured by 2017. For 2015 and 2016, the expectation is for the program to capture recurring savings of approximately R$80 million and R$320 million, respectively.

Braskem informs that it remains dedicated to negotiating new terms and conditions , on a competitive basis, for a new long-term naphtha supply agreement with Petrobras. The chemical and petrochemical industry is responsible for supplying feedstocks and basic products to nearly 15,000 companies in virtually all sectors of the economy, and accounts for around 10% of Brazil's industrial GDP and 3% of its national GDP.

Petrobras is the only naphtha producer in Brazil and, since the industry's creation in the country in the 1960s and 1970s, has always supplied the chemical and petrochemical industry with naphtha from its refineries. That is how Brazil's chemical industry has grown and consolidated itself over recent decades to become today the world's sixth largest. Therefore, it is fundamental that locally produced naphtha not be redirected to the fuel industry and be used to continue supplying an industry of key importance to the Brazilian economy.

In this context, Braskem maintains its commitment to sustainable growth and development and will continue to act proactively to pursue the best opportunities, seeking to create value for its Clients, Shareholders and Society and to increasing competitiveness throughout the entire petrochemical and plastics production chain, while maintaining its focus on financial discipline.

UPCOMING EVENTS:

▶       3Q15 Earnings Conference Call

Portuguese 10:00 a.m. (U.S. EST) 1:00 p.m. (Brasília) 7:00 a.m. (Los Angeles) 3:00 p.m. (London) Dial-in +55 (11) 2188-0155 Conference ID: Braskem	English 11:30 a.m. (U.S. EST) 2:30 p.m. (Brasília) 8:30 a.m. (Los Angeles) 4:30 p.m. (London) USA: +1 (866) 890-2584 Other countries: +55 (11) 2188-0155 Code: Braskem

INVESTOR RELATIONS TEAM:

Pedro Teixeira de Carvalho	Rosana Cristina Avolio
IR Director	IR Manager
Tel: (55 11) 3576-9133	Tel: (55 11) 3576-9266
pedro.teixeira@braskem.com	rosana.avolio@braskem.com

Daniela Balle de Castro Zabisky	Stephan A. Szolimowski
IR Specialist	IR Analyst
Tel: (55 11) 3576-9615	Tel: (55 11) 3576-9513
daniela.castro@braskem.com	stephan.szolimowski@braskem.com

www.braskem-ri.com.br

EXHIBITS LIST:

            Braskem, a world-class Brazilian petrochemical company, is the leading thermoplastic resin producer in the Americas. With 36 industrial plants, of which 29 are in Brazil, 5 in the United States and 2 in Europe, the Company has annual production capacity of 16 million tons of thermoplastic resins and other petrochemical products.

DISCLAIMER

This press release contains forward-looking statements. These forward-looking statements are not solely historical data, but rather reflect the targets and expectations of Braskem’s management. Words such as "anticipate," "wish," "expect," "foresee," "intend," "plan," "predict," "project," "aim" and similar terms seek to identify statements that necessarily involve known and unknown risks. Braskem does not undertake any responsibility for transactions or investment decisions based on the information contained in this document.

EXHIBIT I

Consolidated Statement of Operations

(R$ million)

Income Statement	3Q15	2Q15	3Q14	Change	Change	9M15	9M14	Change
CONSOLIDATED	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Gross Revenue	14,857	13,220	13,476	12%	10%	40,016	39,671	1%
Net Revenue	13,164	11,592	11,724	14%	12%	34,951	34,420	2%
Cost of Good Sold	(9,960)	(8,828)	(10,051)	13%	-1%	(27,378)	(29,975)	-9%
Gross Profit	3,203	2,764	1,673	16%	91%	7,572	4,444	70%
Selling Expenses	(294)	(260)	(301)	13%	-3%	(816)	(853)	-4%
General and Administrative Expenses	(360)	(342)	(334)	5%	8%	(1,039)	(966)	8%
Other Net Operating Income (expenses)	(75)	(50)	(67)	50%	12%	(165)	108	-
Investment in Subsidiary and Associated Companies	(8)	8	(0)	-	-	2	0	-
Operating Profit Before Financial Result	2,466	2,119	970	16%	154%	5,554	2,734	103%
Net Financial Result	(174)	(616)	(632)	-72%	-72%	(1,379)	(1,670)	-17%
Profit Before Tax and Social Contribution	2,292	1,503	338	52%	578%	4,175	1,064	292%
Income Tax / Social Contribution	(810)	(449)	(108)	81%	650%	(1,434)	(313)	358%
Net Profit	1,482	1,055	230	40%	545%	2,740	750	265%
Earnings Per Share	1.98	1.38	0.34	-	-	3.67	1.01	264%

EXHIBIT II

EBITDA Calculation

(R$ million)

EBITDA Statement	3Q15	2Q15	3Q14	Change	Change	9M15	9M14	Change
CONSOLIDATED	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Net Profit	1,482	1,055	230	40%	545%	2,740	750	265%
Income Tax / Social Contribution	810	449	108	81%	650%	1,434	313	358%
Financial Result	174	616	632	-72%	-72%	1,379	1,670	-17%
Depreciation, amortization and depletion	561	494	530	14%	6%	1,574	1,533	3%
Cost	512	451	472	13%	8%	1,443	1,380	5%
Expenses	49	43	58	15%	-14%	131	153	-14%
Basic EBITDA	3,027	2,614	1,500	16%	102%	7,128	4,266	67%
Provisions for the impairment of long-lived assets (i)	8	4	1	-	-	12	2	-
Results from equity investments (ii)	8	(8)	0	-	-	(2)	(0)	-
Adjusted EBITDA	3,044	2,610	1,502	17%	103%	7,138	4,269	67%
EBITDA Margin	23.1%	22.5%	12.8%	0.6 p.p.	10.3 p.p.	20.4%	12.4%	8.0 p.p.

(i)     Represents the accrual and reversal of provisions for the impairment of long-lived assets (investments, property, plant and equipment and intangible assets) that were adjusted to form EBITDA, since there is no expectation of their financial realization and if in fact realized they would be duly recorded on the statement of operations.

(ii)    Corresponds to results from equity investments in associated companies and joint ventures.

EXHIBIT III

Consolidated Balance Sheet

 (R$ million)

ASSETS	09/30/2015	06/30/2015	Change
	(A)	(B)	(A)/(B)
Current	16,834	14,542	16%
Cash and Cash Equivalents	6,347	4,821	32%
Marketable Securities/Held for Trading	108	97	12%
Accounts Receivable	3,347	2,673	25%
Inventories	5,195	5,234	-1%
Recoverable Taxes	1,476	1,374	7%
Other Receivables	361	342	6%
Non Current	42,947	37,945	13%
Marketable Securities/ Held-to-Maturity	35	34	5%
Compulsory Deposits and Escrow Accounts	256	252	2%
Deferred Income Tax and Social Contribution	3,594	1,675	115%
Taxes Recoverable	1,245	1,279	-3%
Insurance claims	125	125	0%
Investments	196	170	16%
Property, Plant and Equipament	34,185	30,955	10%
Intangible Assets	2,836	2,812	1%
Others	475	644	-26%
Total Assets	59,781	52,487	14%

LIABILITIES AND SHAREHOLDERS' EQUITY	09/30/2015	06/30/2015	Change
	(A)	(B)	(A)/(B)
Current	15,628	14,109	11%
Suppliers	11,421	10,818	6%
Financing	2,169	1,925	13%
Project Finance	208	83	150%
Derivatives	77	70	10%
Salary and Payroll Charges	553	466	19%
Dividends and Interest on Equity	4	4	-1%
Taxes Payable	719	316	128%
Advances from Customers	126	111	13%
Sundry Provisions	54	51	7%
Post-employment Benefit	0	0	-
Other Payable	298	265	12%
Non Current	42,509	33,762	26%
Financing	25,718	20,811	24%
Project Finance	12,473	9,573	30%
Derivatives	1,193	855	39%
Deferred Income Tax and Social Contribution	824	695	19%
Taxes Payable	31	31	0%
Sundry Provisions	483	476	1%
Advances from Customers	50	54	-7%
Other Payable	249	201	24%
Intercompany Loan	1,390	989	41%
Others	99	77	29%
Shareholders' Equity	1,644	4,616	-64%
Capital	8,043	8,043	0%
Capital Reserve	232	232	0%
Profit Reserves	466	466	0%
Treasury Shares	(50)	(50)	0%
Other Comprehensive Income*	(9,306)	(5,108)	82%
Retained Earnings	2,942	1,362	116%
Non Controlling Interest on Braskem Idesa	(684)	(329)	108%
Total Liabilities and Shareholders' Equity	59,781	52,487	14%

* Includes exchange variation of financial liabilities designated for hedge accounting (Note 14.3 to the Financial Statements).

EXHIBIT IV

Cash Flow

(R$ million)

Cash Flow	3Q15	2Q15	3Q14	9M15	9M14
Profit (loss) Before Income Tax and Social Contribution	2,292	1,503	338	4,175	1,064
Adjust for Net Income Restatement
Depreciation, Amortization and Depletion	561	494	530	1,574	1,533
Equity Result	8	(8)	0	(2)	(0)
Interest, Monetary and Exchange Variation, Net	1,744	470	922	3,380	1,490
Cost on divestment in subsidiary	-	-	-	-	(277)
Provision for losses - fixed assets	6	2	1	11	6
Cash Generation before Working Capital	4,611	2,461	1,792	9,139	3,815
Operating Working Capital Variation
Market Securities	(3)	9	50	14	(15)
Account Receivable	(594)	561	(240)	(650)	(204
Recoverable Taxes	(29)	282	(82)	543	21
Inventories	13	(493)	25	98	5
Advanced Expenses	(3)	32	33	34	(56)
Other Account Receivables	3	224	25	(26)	(50)
Suppliers	(1,442)	(1,703)	(858)	(2,696)	(1,168)
Advances from Customers	11	(31)	188	(12)	60
Taxes Payable	338	(67)	181	401	35
Other Account Payables	577	(211)	230	326	280
Other Provisions	10	(39)	(1)	(57)	(10)
Operating Cash Flow	3,492	1,025	1,343	7,114	2,712
Interest Paid	(430)	(465)	(244)	(1,245)	(744)
Income Tax and Social Contribution	(39)	(40)	(54)	(89)	(96)
Net Cash provided by operating activities	3,024	520	1,045	5,780	1,872
Proceeds from the sale of fixed assets	1	0	0	1	10
Proceeds from the capital reduction of investments	-	-	-	-	315
Additions to Fixed Assets	(1,109)	(1,012)	(975)	(2,937)	(3,632)
Additions to Intangible Assets	(3)	(9)	(5)	(13)	(20)
Financial Assets Held to Maturity	-	(0)	2	(0)	12
Cash used in Investing Activities	(1,111)	(1,020)	(979)	(2,948)	(3,315)
Obtained Borrowings	2,003	2,157	2,859	5,912	7,193
Payment of Borrowings	(1,938)	(1,447)	(2,298)	(5,358)	(5,847)
Repurchase of Shares	-	-	-	(1)	-
Dividends	(0)	(482)	(0)	(482)	(482)
Non-controlling interests	-	-	(0)	-	(0)
Cash used in Financing Activities	65	229	561	71	864
Exchange Variation on Cash of Foreign Subsidiaries and Jointly Controlled Companies	(451)	21	(56)	(549)	(35)
Increase (decrease) in Cash and Cash Equivalents	1,526	(250)	572	2,354	(613)
Represented by
Cash and Cash Equivalents at The Beginning of The Period	4,821	5,071	3,151	3,993	4,336
Cash and Cash Equivalents at The End of The Period	6,347	4,821	3,722	6,347	3,722
Increase (Decrease) in Cash and Cash Equivalents	1,526	(250)	572	2,354	(613)

EXHIBIT V

Production Volume

PRODUCTION CONSOLIDATED
tons	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15

Polyolefins
PE's	589,755	576,079	643,577	605,110	654,264	684,594	686,812
PP	391,370	376,927	419,559	404,635	347,108	412,277	366,656

Vinyls
PVC	146,042	167,314	169,999	151,660	132,354	130,028	133,080
Caustic Soda	108,191	111,611	116,528	111,732	102,814	103,697	115,303

Basic Petrochemicals
Ethylene	789,559	789,769	847,593	810,966	826,657	872,465	871,006
Propylene	323,734	312,023	347,649	323,231	346,739	359,202	354,719
Benzene	154,170	156,674	188,172	172,715	169,339	166,077	174,966
Butadiene	90,353	88,775	97,404	98,295	92,137	105,898	101,279
Toluene	67,797	46,960	30,003	33,435	35,912	36,958	35,328
Fuel (m³)	249,700	273,893	222,521	229,494	294,639	256,117	233,250
Paraxylene	15,876	491	43,098	41,874	39,561	48,461	50,828
Orthoxylene	17,099	15,520	14,574	15,415	16,800	14,272	10,862
Butene 1	13,606	14,959	13,216	12,701	14,531	16,241	19,318
ETBE/ MTBE	73,813	69,096	82,351	80,767	77,192	75,837	77,765
Mixed Xylene	27,166	37,943	32,261	30,012	16,363	14,249	15,497
Cumene	64,029	55,127	46,121	48,583	47,395	57,857	54,896
Polybutene	7,103	8,314	5,783	4,348	6,542	4,768	5,600
Aromatic Residue	36,010	34,725	30,373	35,073	29,906	35,912	36,274
Petrochemical Resins	3,951	3,999	2,459	2,866	3,522	3,186	3,983

United States and Europe
PP	444,233	492,804	449,263	469,376	460,866	505,568	490,788
*Polyethylene data considers Green PE from 1Q15 onwards.

EXHIBIT VI

Sales Volume - Domestic Market – Main Products

Domestic Market - Sales Volume CONSOLIDATED
tons	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15

Polyolefins
PE's	433,973	436,371	452,673	383,121	487,677	399,158	440,766
PP	303,076	287,569	314,415	298,989	312,046	271,065	288,754
Vinyls
PVC	164,398	155,098	172,361	167,692	154,051	121,508	136,254
Caustic Soda	118,655	109,634	121,556	110,238	104,364	107,829	114,257

Basic Petrochemicals
Ethylene	133,711	123,573	122,726	119,570	118,188	130,877	133,089
Propylene	49,974	47,835	57,378	53,737	46,552	61,470	72,627
Benzene	118,953	115,531	125,214	116,873	108,744	125,209	116,486
Butadiene	59,662	54,857	48,994	46,470	57,521	56,109	58,803
Toluene	12,451	9,809	11,109	12,057	11,627	8,632	6,528
Gasoline (m³)	176,726	203,779	106,701	141,963	290,416	126,925	6,548
Paraxylene	4,098	-	33,482	35,372	26,426	35,481	31,986
Orthoxylene	14,367	18,031	17,133	17,719	14,001	14,137	10,447
Mixed Xylene	14,645	11,409	12,680	15,083	11,906	9,557	9,824
Cumene	61,905	52,299	49,597	47,846	49,046	57,845	49,296
Polybutene	1,841	2,379	3,116	1,627	1,109	2,174	3,512
Aromatic Residue	34,743	33,324	31,493	30,139	32,567	34,413	34,059
Petrochemical Resins	2,574	2,623	2,651	2,214	1,431	1,870	1,832
*Polyethylene data considers Green PE from 1Q15 onwards.

EXHIBIT VII

Sales Volume - Export Market – Main Products

Export Market - Sales Volume CONSOLIDATED
tons	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15
Polyolefins
PE's	155,094	139,631	192,889	192,776	203,664	256,271	274,389
PP	75,925	104,728	123,957	83,278	52,788	113,891	131,106
Vinyls
PVC	-	-	24	-	24	3,187	48,738

Basic Petrochemicals Unit
Ethylene	-	3,812	4,407	3,619	12,093	12,421	18,217
Propylene	39,856	68,170	72,258	56,496	53,322	40,684	40,375
Benzene	33,846	28,956	66,642	61,209	49,326	49,174	48,396
Butadiene	31,816	34,540	48,968	53,546	34,891	42,917	43,886
Toluene	44,103	58,143	17,023	13,967	37,101	21,788	25,703
Gasoline (m³)	71,637	49,812	103,534	89,917	13,445	116,272	227,125
Paraxylene	5,024	5,030	-	15,945	10,250	14,950	15,342
Butene 1	1,497	1,225	20	72	1,590	1,715	19
ETBE/ MTBE	74,926	64,203	78,343	102,606	65,670	69,829	90,656
Mixed Xylene	16,115	19,291	24,720	16,402	8,892	5,838	8,224
Polybutene	4,849	3,599	2,347	1,648	2,211	3,917	2,638

United States and Europe
PP	460,108	478,584	470,286	453,582	460,278	493,373	502,293
*Polyethylene data considers Green PE from 1Q15 onwards.

EXHIBIT VIII

Consolidated Net Revenue

(R$ million)

Net Revenue
R$ million	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15

Polyolefins
Domestic Market	3,578	3,400	3,644	3,486	3,582	3,342	3,705
Export Market	951	990	1,282	1,195	1,024	1,650	1,898

Vinyls
Domestic Market	697	624	679	691	637	593	663
Export Market	-	4	4	-	0	9	145

Basic Petrochemicals (Most Relevants)
Domestic Market
Ethylene/Propylene	679	590	603	565	446	595	693
Butadiene	198	191	150	122	114	119	165
Cumene	215	185	166	179	158	141	138
BTX	503	453	600	543	344	454	462
Others	426	487	306	311	436	288	141
Export Market
Ethylene/Propylene	142	230	256	210	196	164	178
Butadiene	109	123	159	144	72	116	152
BTX	255	241	266	223	164	221	230
Others	444	328	476	428	193	463	725

United States and Europe	2,042	1,942	1,947	2,004	1,751	1,985	2,140

Resale*	1,061	450	778	804	742	903	1,194
Quantiq	225	188	212	198	193	214	227

Others¹	319	426	196	508	144	336	307
Total	11,843	10,853	11,724	11,612	10,195	11,592	13,164
*Naphtha, condensate and crude oil
¹Includes pre-marketing activity in Mexico

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2015
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.